CBL & ASSOCIATES PROPERTIES, INC.

CBL Center

2030 Hamilton Place Blvd., Suite 500

Chattanooga, Tennessee 37421-6000

September 18, 2007

Ms. Pam Howell

Special Counsel

U.S. Securities and Exchange Commission

100 F Street, NE

Mail Stop 3561

Washington, DC 20549

RE:	CBL & Associates Properties, Inc. (herein the “Company” or “CBL”)

Definitive Schedule 14A

Filed March 28, 2007

File No. 001-12494

Via EDGAR Filing System

Dear Ms. Howell:

In reference to your comment letter of August 21, 2007 concerning your review of CBL’s definitive proxy materials filed on Schedule 14A for the Company’s 2007 Annual Meeting of Shareholders, this letter will confirm your conversation this afternoon with our SEC counsel extending the date for CBL’s response to your comments to Friday, October 26, 2007. The purpose of this extension is to provide sufficient time for the Company to review the response to your comments with the Compensation Committee of our Board of Directors.

We appreciate your cooperation in this matter. Should you have any questions, please do not hesitate to contact the undersigned at (423) 855-0001 or Steve Barrett of Husch & Eppenberger, LLC at (423) 757-5905.

Sincerely,

CBL & ASSOCIATES PROPERTIES, INC.

/s/ John N. Foy

John N. Foy

Chief Financial Officer